As discussed in previous reports, the Partnership has received all payments from HBO and has recovered at least its full investment in each of its seven films. Cumulative distributions to date total $88 million.

     Two issues must be resolved before the Partnership can dissolve. First, we plan to sell the U.S. home video rights and any other residual rights to our films. We do not expect these revenues to be significant. Until the rights are sold, it is unlikely that the films will generate additional revenue; therefore, no cash distributions are planned. Second, the New York City tax issue, discussed in Note 3 to the financial statements, must be resolved. We will continue to operate Silver Screen Partners until these issues are settled. We will keep you informed of any updates regarding these matters.

     Our Second Quarter Report will be mailed in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M.


Sincerely,
Roland W. Betts
President

Balance Sheets (Unaudited)
- --------------------------



                                                      March 31,     December 31,
                                                        1996           1995
                                                     -----------    -----------

Assets
Current assets:
Cash .............................................   $    17,865    $    28,031
Temporary investments (at cost plus accrued
  interest, which approximates market)
  (Note 1) .......................................     3,098,236      3,094,515
                                                     -----------    -----------
                                                     $ 3,116,101    $ 3,122,546
                                                     -----------    -----------
Liabilities and partners' equity
Current liabilities:
Due to managing general partner ..................   $    18,342    $     6,969
                                                     -----------    -----------
Total current liabilities ........................        18,342          6,969
Contingency liability (Note 3) ...................       946,000        946,000
Other liabilities ................................     1,009,535      1,032,723
                                                     -----------    -----------
Total liabilities ................................     1,973,877      1,985,692
                                                     -----------    -----------
Partners' equity:
General partners .................................      (728,673)      (728,727)
Limited partners .................................     1,870,897      1,865,581
                                                     -----------    -----------
Total partners' equity ...........................     1,142,224      1,136,854
                                                     -----------    -----------
                                                     $ 3,116,101    $ 3,122,546
                                                     -----------    -----------

                       See notes to financial statements.

Statements of Operations (Unaudited)
- ------------------------------------


                                                 Three Months     Three Months
                                                     Ended            Ended
                                                March 31, 1996   March 31, 1995
                                                --------------   -------------

Revenues:
Film revenues (Note 2) ......................    $   3,856        $   2,057
Interest income .............................       41,918           44,262
                                                 ------------     ------------
                                                    45,774           46,319
Costs and expenses:
General and administrative expenses .........       40,404           39,330
                                                 ------------     ------------
Net income before taxes .....................        5,370            6,989
Income tax (Note 3) .........................         --            746,000
                                                 ------------     ------------
Net income (loss) ...........................    $   5,370        $(739,011   )
                                                 ------------     ------------
Net income (loss) allocated to:
General partners ............................    $      54        $  (7,390   )
Limited partners ............................        5,316         (731,621   )
                                                 ------------     ------------
                                                 $   5,370        $(739,011   )
                                                 ------------     ------------
Net income (loss) per a $500
  limited partnership (unit based
  on 165,639 units outstanding) .............    $       0.03     $      (4.42)
                                                 ------------     ------------


                        See notes to financial statements


Statements of Partners' Equity (Unaudited)
- ------------------------------------------


                          Year Ended December 31, 1995
                      and Three Months Ended March 31, 1996
                      -------------------------------------

                                       General        Limited
                                       Partners       Partners         Total
                                      -----------    -----------    -----------

Balance, January 1, 1995 ..........   $  (721,702)   $ 2,561,014    $ 1,839,312
Net loss, 1995 ....................        (7,025)      (695,433)      (702,458)
Distributions, 1995 ...............          --             --             --
                                      -----------    -----------    -----------
Balance, December 31, 1995 ........      (728,727)     1,865,581      1,136,854
Net income, three months 1996 .....            54          5,316          5,370
Distributions during
 three months 1996 ................          --             --             --
                                      -----------    -----------    -----------
                                      $  (728,673)   $ 1,870,897    $ 1,142,224
                                      -----------    -----------    -----------

                       See notes to financial statements.

Statements of Cash Flows (Unaudited)
- ------------------------------------


                                                      Three Months  Three Months
                                                           Ended        Ended
                                                          March 31,   March 31,
                                                            1996         1995
                                                         ---------    ---------

Cash flows from operating activities:
Net income (loss) ....................................   $   5,370    $(739,011)
                                                         ---------    ---------
Adjustments to reconcile net
  income to net cash provided
  by operating activities:
Decrease in accrued interest receivable ..............         503       20,853
Net change in operating assets and liabilities:
 Increase in due to managing general partner .........      11,373        3,891
 Increase in contingent liability ....................        --        746,000
 (Decrease) increase in other liabilities ............     (23,188)         718
                                                         ---------    ---------
Net cash (used in) provided by operating activities ..      (5,942)      32,451
                                                         ---------    ---------
Cash flows from investing activities:
Purchase of temporary investments, net ...............      (4,224)     (15,699)
                                                         ---------    ---------
Net cash used in investing activities ................      (4,224)     (15,699)
                                                         ---------    ---------
Cash flows from financing activities:
Distributions to partners ............................        --           --
                                                         ---------    ---------
Net cash used in financing activities ................        --           --
                                                         ---------    ---------
Net (decrease) increase in cash ......................     (10,166)      16,752
Cash, beginning of year ..............................      28,031       42,974
                                                         ---------    ---------
Cash at end of three months ..........................   $  17,865    $  59,726
                                                         ---------    ---------

                       See notes to financial statements.

     1.   Temporary Investments

          Temporary investments represent investments in commercial paper.

     2.   Film Revenues

          The film investments aggregated approximately $73,000,000 and have been fully amortized. Film revenues are recognized when earned as reported by each distributor. During the first three months of 1996, the Partnership received approximately $3,856.

     3.   Contingent Liability

          The Partnership's tax returns were audited by the City of New York and received assessments for unincorporated business tax of $675,887 covering the period from June 8, 1983 (inception) through December 31, 1990. It is anticipated that additional assessments, approximating $70,000, will be issued for the years subsequent to December 31, 1990. All assessments are subject to interest at a rate which has fluctuated over the years from 6% to 12%.

As a result of a hearing held with the New York City Department of Finance, a determination was rendered to the Partnership which upholds the assessment of $414,801 covering the period June 8, 1983 through December 31, 1985.



     On March 1, 1995 the Partnership, through counsel, denied liability to the unincorporated business tax and appealed determination to the Commissioners of the Tax Appeals Tribunal, also a New York City administrative body.



     While the Partnership is vigorously contesting the determination, there can be no assurance that it will prevail in its position.

Silver Screen Management, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700



   (c) 1996 Silver Screen Management, Inc.

                   Silver Screen Partners First Quarter Report
                                 March 31, 1996